SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 8, 2018

On August 8, 2018, at 1:00 p.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of Braskem S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes.

AGENDA: I) Subjects for resolution: 1) Compensation of the administrators - after a statement by the Personnel and Organization Committee, the individualization of the compensation of the Board Members was rectified, due to the increase in compensation of the members of the Compliance Committee, observing the aggregate amount approved in the AGO of April 30, 2018, excluding the votes of the Board Members of such Compliance Committee. After due analysis of the Proposals for Resolution (“PDs”), which were previously forwarded to the Board Members, along with the relevant documentation, and shall remain duly filed at the Company’s headquarters, the following resolutions were approved by unanimous vote of the attendees: 2) PD.CA/BAK-16/2018 – Internal Regulations of the Board of Directors and its Supporting Committees  – the Internal Regulations of the Board of Directors and its supporting committees were approved: Compliance Committee (“CC”), Finance and Investment Committee (“CFI”), Strategy & Communication Committee (“CEC”) and Personnel and Organization Committee (“CPO”), under the terms and conditions included in such PD, with the adjustments requested in the meeting; 3) PD.CA/BAK-17/2018 – Indemnity Policy – the Indemnity Policy of Braskem S/A was approved, according to the terms and conditions included in the abovementioned PD.

ADJOURNMENT: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, August 8, 2018. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes - Secretary; Carla Gouveia Barretto; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Gesner José de Oliveira Filho; João Carlos Trigo de Loureiro; João Cox Neto; Luiz de Mendonça; Pedro Oliva Marcilio de Sousa; Marcus Vinicius de Oliveira Magalhães and Rodrigo J. P. Seabra Monteiro Salles.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 8, 2018

I hereby certify that the abovementioned resolutions were extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.